Filed by Diamond Foods, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Diamond Foods, Inc.

Commission File No.: 000-51439

This filing contains the following documents relating to the proposed acquisition (the “Transaction”) of Diamond Foods, Inc., a Delaware corporation (“Diamond”), by Snyder’s-Lance Acquisition Sub, Inc. (“Merger Subsidiary”), a Delaware corporation and wholly owned subsidiary of Snyder’s-Lance, Inc., a North Carolina corporation (“Parent”), pursuant to the Agreement and Plan of Merger and Reorganization, dated October 27, 2015, by and among Parent, Merger Subsidiary and Diamond:

1.	Email to Diamond employees from Brian J. Driscoll, Chief Executive Officer, and related FAQs.

2.	Script for town hall presentation by Mr. Driscoll to Diamond employees.

3.	Letters and related FAQ for Diamond suppliers.

4.	Letter and related FAQ for Diamond growers.

5.	Letters and related FAQ for Diamond customers.

6.	Letter and related FAQ for Diamond consumers.

7.	Letter to Teamster representatives

8.	Email to Diamond hourly associates

1.	Email to Diamond employees from Brian J. Driscoll, Chief Executive Officer, and related FAQs.

The following email was sent to all employees of Diamond on October 28, 2015 following a town hall presentation to employees. The following frequently asked questions (FAQs) were used in a town hall meeting with Diamond employees on October 28, 2015 and then made available to Diamond employees on Diamond’s internal intranet site, Diamond Vision.

Team,

I am very pleased to announce that the board of directors of Diamond Foods has agreed to accept an offer from Snyder’s Lance to buy Diamond Foods. This transaction will result in a highly complementary $2.6 billion revenue snack food focused company with a diverse portfolio of brands. The agreement was announced earlier this morning and the transaction is expected to close in 4-7 months.

Upon the close date, Snyder’s Lance will pay $12.50 in cash and .775 of a Snyder’s Lance share per share of Diamond stock owned.

We believe the combination of Diamond Foods and Snyder’s Lance is in the best interests of our shareholders as it creates a more diverse and complementary snacking portfolio, enhances our geographic coverage and provides a more extensive route to market for our products. Combining these two companies into one $2.6B revenue snack food focused company with an enhanced operational platform is both exciting and compelling.

Snyder’s Lance is well known on the East Coast and has a family of brands including Cape Cod potato chips, Pretzel Crisps, Late July tortilla chips, Snyder’s of Hanover pretzels and Lance sandwich crackers. Snyder’s also recently acquired Baptista Bakery to enable greater product innovation and has a Direct Store Delivery network which provides greater opportunities for growth and expansion in natural, c-store, food service and other channels. Snyder’s does not have personnel in the UK, but has plans to grow their international sales and hopes to leverage our UK presence to bring some of their snack brands into the market.

At this time, we don’t know Snyder’s plans in terms of integration, but they will be forming integration teams and we will partner with them at the appropriate time to ensure a smooth close and integration process.

We do know that Diamond employees currently eligible for a bonus will continue to be eligible in FY16, although it may be pro-rated depending upon the timing of close and integration plans.

Until the close of the transaction, we all must operate with a business as usual mindset. We are still responsible for delivering against our goals and providing customers and consumers with the products they expect from us.

We realize today’s news may create uncertainty for you and your families, but we are committed to keeping you apprised of any new information about the transition. When we have more information to share about what will happen post-closing, we will communicate that to you.

If you have questions, please direct them to your Executive Team member, Linda Segre or any member of the People Team.

I and the entire executive team are proud of what you as a group have accomplished, especially given the tumultuous situation the Company was in just three years ago. Thank you for your commitment as a valued member of the Diamond team.

Brian

Cautionary Statement Regarding Forward-Looking Statements

The foregoing paragraphs contain forward-looking statements that involve estimates, assumptions, risks and uncertainties. Any statements about expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. Words or phrases such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects,” “may,” “will,” “should,” “continue,” “ongoing,” “future,” “potential” and similar words or phrases identify forward-looking statements. The forward-looking statements in this document address a variety of subjects including, for example, the expected date of closing of the acquisition and the potential benefits of the merger. Forward-looking statements involve estimates, assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from the forward-looking statements: the risk that the transaction will not close when expected or at all; the risk that the operations of the two companies will not be integrated successfully; failure to achieve the anticipated benefits and synergies of the transaction; the risk that Snyder’s-Lance or Diamond Foods’ business will be adversely impacted during the pendency of the transaction; costs associated with the transaction; matters arising in connection with the parties’ efforts to comply with and satisfy applicable regulatory approvals and closing conditions relating to the transaction; and other events that may adversely impact the completion of the transaction, including industry or economic conditions outside of the control of Snyder’s-Lance or Diamond Foods. In addition, actual results are subject to other risks and uncertainties that relate more broadly to Snyder’s-Lance or Diamond Foods’ overall business, including those more fully described in Snyder’s-Lance filings with the SEC including its annual report on Form 10-K for the fiscal year ended January 3, 2015, and its most recent quarterly report filed on Form 10-Q for the quarter year ended July 4, 2015, and those more fully described in Diamond Foods’ filings with the SEC, including its annual report on Form 10-K for the fiscal year ended July 31, 2015.

You should not unduly rely on forward-looking statements because actual results could differ materially from those expressed in any forward-looking statements. In addition, any forward-looking statement applies only as of the date on which it is made. We do not plan to update, and undertake no obligation to update, any forward-looking statements to reflect events or circumstances that occur after the date on which those statements are made, or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find it

In connection with the proposed transaction between Diamond Foods, Inc. (“Diamond Foods”) and Snyder’s-Lance, Inc. (“Snyder’s-Lance”), Diamond Foods and Snyder’s-Lance intend to file a joint proxy statement/prospectus and relevant materials concerning the proposed transaction with the SEC relating to the solicitation of proxies to vote at respective special meeting of stockholders of Diamond Foods and Snyder’s-Lance to be called to approve the proposed transaction. The definitive proxy statement will be mailed to the stockholders of the Company in advance of the special meeting. STOCKHOLDERS OF DIAMOND FOODS AND SNYDER’S-LANCE ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL

CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov. Documents will also be available for free from Diamond Foods at www.diamondfoods.com and from Snyder’s-Lance’s at www.snyderlance.com.

Diamond Foods, Snyder’s-Lance and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies with respect of the proposed transaction. Information about the directors and executive officers of Diamond Foods, including their respective interest in security holding of Diamond Foods, is set forth in the proxy statement for Diamond Foods’ 2015 Annual Meeting of Stockholders, which was filed with the SEC on November 26, 2014. Information about the directors and executive officers of Snyder’s-Lance is set forth in the proxy statement for Snyder’s-Lance’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 1, 2015 and its Current Report on Form 8-K filed with the SEC on October 1, 2015. Investors may obtain additional information regarding the interest of such participants by reading the definitive joint proxy statement/prospectus regarding the transaction when it becomes available. These documents can be obtained free of charge from the sources indicated above.

Employee Question and Answers

1.	Who is Snyder’s Lance?

a.	Snyder’s-Lance, Inc., headquartered in Charlotte, NC, manufactures and markets snack foods throughout the United States and internationally. Snyder’s-Lance’s products include pretzels, sandwich crackers, pretzel crackers, potato chips, cookies, tortilla chips, restaurant style crackers and other snacks. Snyder’s-Lance has manufacturing facilities in North Carolina, Pennsylvania, Indiana, Georgia, Arizona, Massachusetts, Florida, Ohio and Wisconsin. Products are sold under the Snyder’s of Hanover®, Lance®, Cape Cod®, Snack Factory® Pretzel Crisps®, Late July®, Krunchers!®, Tom’s®, Archway®, Jays®, Stella D’oro®, Eatsmart™, O-Ke-Doke®, and other brand names along with a number of third party brands. Products are distributed nationally through grocery and mass merchandisers, convenience stores, club stores, food service outlets and other channels.

b.	Snyder’s Lance is our DSD distribution partner for Kettle into several grocers in various parts of the U.S.

2.	Why is Snyder’s-Lance acquiring Diamond?

a.	We received an offer from Snyder’s that our Board felt was in the best interests of our shareholders to accept. The combined companies have a complementary set of snack brands, serve complementary geographies and would operate with enhanced operational scale to compete with companies much larger than we are today. The combined company would in a stronger position to take advantage of the trend toward more snacking and compete with greater innovation and shelf presence than Diamond on its own. Diamond management believes this combination will be better for shareholders than a standalone Diamond would be.

b.	Snyder’s offer was very attractive and the businesses are quite complementary in terms of brands, geography and channels and the synergies and enhanced operational scale that the combination offers is compelling. Snyder’s has a diverse and high quality set of brands, including Pretzel Crisps, Cape Cod, Late July and Snyder’s of Hanover pretzels; the combined entity offers a diverse set of on trend snack brands.

3.	What is going to happen over the next few months?

a.	Between today’s announcement and the close of the transaction, which could be 4-7 months, it will be business as usual for Diamond employees. We must continue to focus on our responsibilities and serve our customers with the same level of energy and professionalism as we have in the past. When we have more information to share regarding post-closing plans, we will communicate with you.

4.	With $75 million in expected synergies, what does that mean for Diamond employees?

a.	Certainly there are areas of overlap and opportunities to take advantage of greater scale. While we do not know what Snyder’s plans are, we would expect that costs related to being a public company and corporate overhead would be areas of focus for them. We also expect that they will look at procurement as an opportunity to take advantage of larger sized purchases. It is important to note that there are areas where there is no overlap; for example they do not have any personnel in the UK, but they have a desire to expand their international sales, so they would like to leverage our UK presence for that. Also, they are not as focused on the natural channel as we are, so there may be opportunity for Diamond to strengthen their presence in this channel.

5.	When will I know if my job is going to be eliminated?

a.	We don’t know at this stage who will be affected. Snyder’s will have an integration team and when we have more information to share about what will happen post-closing, we will communicate that to you.

6.	Will they close the San Francisco office?

a.	We don’t know

7.	What about plant employees, will they be affected?

a.	While we cannot say for sure what will happen to employees affiliated with our plants, Snyder’s does not have a nut product line, and our Kettle business in North America is growing rapidly and the plants are running at near capacity levels.

b.	Snyder’s will assemble an integration team and when we have more information to share about what will happen post-closing, we will communicate that to you.

8.	What happens to my unvested equity?

a.	In general, unvested equity awards will be assumed by Snyder’s and can continue to vest as per the original Diamond schedule. If an employee holding unvested equity is terminated without cause within 12 months after the closing, the vesting will accelerate to the date of termination.

9.	If the transaction doesn’t close for 4-7 months, what happens to our potential to earn a bonus?

a.	Diamond will continue to accrue for bonuses as it has always done based on our projection of our performance relative to our gross profit and EBITDA targets for FY16. Snyder’s has agreed that Diamond employees terminated without cause will receive a bonus based on Diamond’s performance against its FY16 targets and pro-rated based on the percent of the year served in FY16.

Cautionary Statement Regarding Forward-Looking Statements

The foregoing paragraphs contain forward-looking statements that involve estimates, assumptions, risks and uncertainties. Any statements about expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. Words or phrases such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects,” “may,” “will,” “should,” “continue,” “ongoing,” “future,” “potential” and similar words or phrases identify forward-looking statements. The forward-looking statements in this document address a variety of subjects including, for example, the expected date of closing of the acquisition and the potential benefits of the merger. Forward-looking statements involve estimates, assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from the forward-looking statements: the risk that the transaction will not close when expected or at all; the risk that the operations of the two companies will not be integrated successfully; failure to achieve the anticipated benefits and synergies of the transaction; the risk that Snyder’s-Lance or Diamond Foods’ business will be adversely impacted during the pendency of the transaction; costs associated with the transaction; matters arising in connection with the parties’ efforts to comply with and satisfy applicable regulatory approvals and closing conditions relating to the transaction; and other events that may adversely impact the completion of the transaction, including industry or economic conditions outside of the control of Snyder’s-Lance or Diamond Foods. In addition, actual results are subject to other risks and uncertainties that relate more broadly to Snyder’s-Lance or Diamond Foods’ overall business, including those more fully described in Snyder’s-Lance filings with the SEC including its annual report on Form 10-K for the fiscal year ended January 3, 2015, and its most recent quarterly report filed on Form 10-Q for the quarter year ended July 4, 2015, and those more fully described in Diamond Foods’ filings with the SEC, including its annual report on Form 10-K for the fiscal year ended July 31, 2015.

You should not unduly rely on forward-looking statements because actual results could differ materially from those expressed in any forward-looking statements. In addition, any forward-looking statement applies only as of the date on which it is made. We do not plan to update, and undertake no obligation to update, any forward-looking statements to reflect events or circumstances that occur after the date on which those statements are made, or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find it

In connection with the proposed transaction between Diamond Foods, Inc. (“Diamond Foods”) and Snyder’s-Lance, Inc. (“Snyder’s-Lance”), Diamond Foods and Snyder’s-Lance intend to file a joint proxy statement/prospectus and relevant materials concerning the proposed transaction with the SEC relating to the solicitation of proxies to vote at respective special meeting of stockholders of Diamond Foods and Snyder’s-Lance to be called to approve the proposed transaction. The definitive proxy statement will be mailed to the stockholders of the Company in advance of the special meeting. STOCKHOLDERS OF DIAMOND FOODS AND SNYDER’S-LANCE ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov. Documents will also be available for free from Diamond Foods at www.diamondfoods.com and from Snyder’s-Lance’s at www.snyderlance.com.

Diamond Foods, Snyder’s-Lance and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies with respect of the proposed transaction. Information about the directors and executive officers of Diamond Foods, including their respective interest in security holding of Diamond Foods, is set forth in the proxy statement for Diamond Foods’ 2015 Annual Meeting of Stockholders, which was filed with the SEC on November 26, 2014. Information about the directors and executive officers of Snyder’s-Lance is set forth in the proxy statement for Snyder’s-Lance’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 1, 2015 and its Current Report on Form 8-K filed with the SEC on October 1, 2015. Investors may obtain additional information regarding the interest of such participants by reading the definitive joint proxy statement/prospectus regarding the transaction when it becomes available. These documents can be obtained free of charge from the sources indicated above.

2.	Script for town hall presentation by Mr. Driscoll to Diamond employees.

The following script was read during the same town hall meeting with Diamond employees on October 28, 2015 and then made available to Diamond employees on Diamond’s internal intranet site, Diamond Vision.

Good morning everyone and thank you for coming together on such short notice.

I am very pleased to announce that the board of directors of Diamond Foods has agreed to accept an offer from Snyder’s Lance to buy Diamond Foods. This transaction will result in a highly complementary $2.6 billion revenue snack food focused company with a diverse portfolio of brands. The agreement was announced earlier this morning and the transaction is expected to close in 4-7 months.

Upon the close date, Snyder’s Lance will pay $12.50 in cash and .775 of a Snyder’s Lance share per share of Diamond stock owned.

We believe the combination of Diamond Foods and Snyder’s Lance is in the best interests of our shareholders as it creates a more diverse and complementary snacking portfolio, enhances our geographic coverage and provides a more extensive route to market for our products. Combining these two companies into one $2.6B revenue snack food focused company with an enhanced operational platform is both exciting and compelling.

Snyder’s Lance is well known on the East Coast and has a family of brands including Cape Cod potato chips, Pretzel Crisps, Late July tortilla chips, Snyder’s of Hanover pretzels and Lance sandwich crackers. Snyder’s also recently acquired Baptista Bakery to enable greater product innovation and has a Direct Store Delivery network which provides greater opportunities for growth and expansion in natural, c-store, food service and other channels.

Snyder’s does not have personnel in the UK, but has plans to grow their international sales and hopes to leverage our UK presence to bring some of their snack brands into the market.

At this time, we don’t know of Snyder’s plans in terms of integration, but they will be forming integration teams and we will partner with them at the appropriate time to ensure a smooth close and integration process.

We do know that Diamond employees currently eligible for a bonus will continue to be eligible in FY16 although it may be pro-rated depending upon the timing of close and integration plans.

Until the close of the transaction, we all must operate with a business as usual mindset. We are still responsible for delivering against our goals and providing customers and consumers with the products they expect from us.

We realize today’s news may create uncertainty for you and your families, but we are committed to keeping you apprised of any new information about the transition. When we have more information to share about what will be happening post-closing, we will communicate that to you.

If you have questions, please direct them to your Executive Team leader, Linda Segre or any member of the People Team.

I and the entire executive team are proud of what you as a group have accomplished, especially given the tumultuous situation the Company was in just three years ago. Thank you for your commitment as a valued member of the Diamond team.

Cautionary Statement Regarding Forward-Looking Statements

The foregoing paragraphs contain forward-looking statements that involve estimates, assumptions, risks and uncertainties. Any statements about expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. Words or phrases such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects,” “may,” “will,” “should,” “continue,” “ongoing,” “future,” “potential” and similar words or phrases identify forward-looking statements. The forward-looking statements in this document address a variety of subjects including, for example, the expected date of closing of the acquisition and the potential benefits of the merger. Forward-looking statements involve estimates, assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from the forward-looking statements: the risk that the transaction will not close when expected or at all; the risk that the operations of the two companies will not be integrated successfully; failure to achieve the anticipated benefits and synergies of the transaction; the risk that Snyder’s-Lance or Diamond Foods’ business will be adversely impacted during the pendency of the transaction; costs associated with the transaction; matters arising in connection with the parties’ efforts to comply with and satisfy applicable regulatory approvals and closing conditions relating to the transaction; and other events that may adversely impact the completion of the transaction, including industry or economic conditions outside of the control of Snyder’s-Lance or Diamond Foods. In addition, actual results are subject to other risks and uncertainties that relate more broadly to Snyder’s-Lance or Diamond Foods’ overall business, including those more fully described in Snyder’s-Lance filings with the SEC including its annual report on Form 10-K for the fiscal year ended January 3, 2015, and its most recent quarterly report filed on Form 10-Q for the quarter year ended July 4, 2015, and those more fully described in Diamond Foods’ filings with the SEC, including its annual report on Form 10-K for the fiscal year ended July 31, 2015.

You should not unduly rely on forward-looking statements because actual results could differ materially from those expressed in any forward-looking statements. In addition, any forward-looking statement applies only as of the date on which it is made. We do not plan to update, and undertake no obligation to update, any forward-looking statements to reflect events or circumstances that occur after the date on which those statements are made, or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find it

In connection with the proposed transaction between Diamond Foods, Inc. (“Diamond Foods”) and Snyder’s-Lance, Inc. (“Snyder’s-Lance”), Diamond Foods and Snyder’s-Lance intend to file a joint proxy statement/prospectus and relevant materials concerning the proposed transaction with the SEC relating to the solicitation of proxies to vote at respective special meeting of stockholders of Diamond Foods and Snyder’s-Lance to be called to approve the proposed transaction. The definitive proxy statement will be mailed to the stockholders of the Company in advance of the special meeting. STOCKHOLDERS OF DIAMOND FOODS AND SNYDER’S-LANCE ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov. Documents will also be available for free from Diamond Foods at www.diamondfoods.com and from Snyder’s-Lance’s at www.snyderlance.com.

Diamond Foods, Snyder’s-Lance and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies with respect of the proposed transaction. Information about the directors and executive officers of Diamond Foods, including their respective interest in security holding of Diamond Foods, is set forth in the proxy statement for Diamond Foods’ 2015 Annual Meeting of Stockholders, which was filed with the SEC on November 26, 2014. Information about the directors and executive officers of Snyder’s-Lance is set forth in the proxy statement for Snyder’s-Lance’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 1, 2015 and its Current Report on Form 8-K filed with the SEC on October 1, 2015. Investors may obtain additional information regarding the interest of such participants by reading the definitive joint proxy statement/prospectus regarding the transaction when it becomes available. These documents can be obtained free of charge from the sources indicated above.

3.	Letter and related FAQ for Diamond suppliers.

The following letters were sent to our suppliers on October 28, 2015, and the following frequently asked questions (FAQs) were provided to members of our Procurement teams on October 28, 2015 to use for questions from suppliers.

Dear Diamond Supplier,

We are pleased to announce that the board of directors of Diamond Foods has agreed to accept an offer from Snyder’s Lance to buy Diamond Foods. This transaction will result in a highly complementary $2.6 billion revenue snack food focused company with a diverse portfolio of brands. The agreement was announced on October 28th. The transaction is expected to close in 4-7 months.

We believe the combination of Diamond Foods and Snyder’s Lance is in the best interests of shareholders as it creates a more diverse and complementary snacking portfolio, enhances our geographic coverage and provides a more extensive route to market for our products. Combining these two companies into one $2.6B revenue snack food focused company with an enhanced operational platform is both exciting and compelling.

Snyder’s Lance is well known on the East Coast and has a family of brands including Cape Cod potato chips, Pretzel Crisps, Late July tortilla chips, Snyder’s of Hanover pretzels and Lance sandwich crackers. Snyder’s recently acquired Baptista Bakery to enable greater product innovation. Snyder’s Direct Store Delivery network provides greater opportunities to expand in natural, c-store, food service and other channels.

Until and through the close of the transaction, you should expect business as usual from Diamond. We will continue to interact with you in the same manner as we did prior to this announcement.

Snyder’s Lance has earned a solid reputation in our industry and we expect you will continue to experience the high quality of service, collaboration and partnership Diamond Foods has provided for over 100 years.

Should you have any questions or concerns, please contact me.

Best regards,

Jerry Johnson

SVP, Procurement and Contract Manufacturing

Diamond Foods

Cautionary Statement Regarding Forward-Looking Statements

The foregoing paragraphs contain forward-looking statements that involve estimates, assumptions, risks and uncertainties. Any statements about expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. Words or phrases such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects,” “may,” “will,” “should,” “continue,” “ongoing,” “future,” “potential” and similar words or phrases identify forward-looking statements. The forward-looking statements in this document address a variety of subjects including, for example, the expected date of closing of the acquisition and the potential benefits of the merger. Forward-looking statements involve estimates, assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from the forward-looking statements: the risk that the transaction will not close when expected or at all; the risk that the operations of the two companies will not be integrated successfully; failure to achieve the anticipated benefits and synergies of the transaction; the risk that Snyder’s-Lance or Diamond Foods’ business will be adversely impacted during the pendency of the transaction; costs associated with the transaction; matters arising in connection with the parties’ efforts to comply with and satisfy applicable regulatory approvals and closing conditions relating to the transaction; and other events that may adversely impact the completion of the transaction, including industry or economic conditions outside of the control of Snyder’s-Lance or Diamond Foods. In addition, actual results are subject to other risks and uncertainties that relate more broadly to Snyder’s-Lance or Diamond Foods’ overall business, including those more fully described in Snyder’s-Lance filings with the SEC including its annual report on Form 10-K for the fiscal year ended January 3, 2015, and its most recent quarterly report filed on Form 10-Q for the quarter year ended July 4, 2015, and those more fully described in Diamond Foods’ filings with the SEC, including its annual report on Form 10-K for the fiscal year ended July 31, 2015.

You should not unduly rely on forward-looking statements because actual results could differ materially from those expressed in any forward-looking statements. In addition, any forward-looking statement applies only as of the date on which it is made. We do not plan to update, and undertake no obligation to update, any forward-looking statements to reflect events or circumstances that occur after the date on which those statements are made, or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find it

In connection with the proposed transaction between Diamond Foods, Inc. (“Diamond Foods”) and Snyder’s-Lance, Inc. (“Snyder’s-Lance”), Diamond Foods and Snyder’s-Lance intend to file a joint proxy statement/prospectus and relevant materials concerning the proposed transaction with the SEC relating to the solicitation of proxies to vote at respective special meeting of stockholders of Diamond Foods and Snyder’s-Lance to be called to approve the proposed transaction. The definitive proxy statement will be mailed to the stockholders of the Company in advance of the special meeting. STOCKHOLDERS OF DIAMOND FOODS AND SNYDER’S-LANCE ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov. Documents will also be available for free from Diamond Foods at www.diamondfoods.com and from Snyder’s-Lance’s at www.snyderlance.com.

Diamond Foods, Snyder’s-Lance and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies with respect of the proposed transaction. Information about the directors and executive officers of Diamond Foods, including their respective interest in security holding of Diamond Foods, is set forth in the proxy statement for Diamond Foods’ 2015 Annual Meeting of Stockholders, which was filed with the SEC on November 26, 2014. Information about the directors and executive officers of Snyder’s-Lance is set forth in the proxy statement for Snyder’s-Lance’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 1, 2015 and its Current Report on Form 8-K filed with the SEC on October 1, 2015. Investors may obtain additional information regarding the interest of such participants by reading the definitive joint proxy statement/prospectus regarding the transaction when it becomes available. These documents can be obtained free of charge from the sources indicated above.

Dear Diamond Supplier,

We are pleased to announce that the board of directors of Diamond Foods has agreed to accept an offer from Snyder’s Lance to buy Diamond Foods. This transaction will result in a highly complementary $2.6 billion revenue snack food focused company with a diverse portfolio of brands. The agreement was announced on October 28th. The transaction is expected to close in 4-7 months.

We believe the combination of Diamond Foods and Snyder’s Lance is in the best interests of shareholders as it creates a more diverse and complementary snacking portfolio, enhances our geographic coverage and provides a more extensive route to market for our products. Combining these two companies into one $2.6B revenue snack food focused company with an enhanced operational platform is both exciting and compelling.

Snyder’s Lance is well known on the East Coast of the U.S. and has a family of brands including Cape Cod potato chips, Pretzel Crisps, Late July tortilla chips, Snyder’s of Hanover pretzels and Lance sandwich crackers. Snyder’s recently acquired Baptista Bakery to enable greater product innovation. Snyder’s Direct Store Delivery network provides greater opportunities to expand in natural, c-store, food service and other channels in the U.S.

Snyder’s does not have personnel in the UK, but has plans to grow their international sales and hopes to leverage our UK presence to bring some of their snack brands into the market.

Until and through the close of the transaction, you should expect business as usual from Diamond. We will continue to interact with you in the same manner as we did prior to this announcement.

Snyder’s Lance has earned a solid reputation in the industry and we expect you will continue to experience the high quality of service, collaboration and partnership you have had with Kettle Foods.

Should you have any questions or concerns, please contact me.

Best regards,

Michael Artt or Ashley Hicks

TITLE

Cautionary Statement Regarding Forward-Looking Statements

The foregoing paragraphs contain forward-looking statements that involve estimates, assumptions, risks and uncertainties. Any statements about expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. Words or phrases such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects,” “may,” “will,” “should,” “continue,” “ongoing,” “future,” “potential” and similar words or phrases identify forward-looking statements. The forward-looking statements in this document address a variety of subjects including, for example, the expected date of closing of the acquisition and the potential benefits of the merger. Forward-looking statements involve estimates, assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from the forward-looking statements: the risk that the transaction will not close when expected or at all; the risk that the operations of the two companies will not be integrated successfully; failure to achieve the anticipated benefits and synergies of the transaction; the risk that Snyder’s-Lance or Diamond Foods’ business will be adversely impacted during the pendency of the transaction; costs associated with the transaction; matters arising in connection with the parties’ efforts to comply with and satisfy applicable regulatory approvals and closing conditions relating to the transaction; and other events that may adversely impact the completion of the transaction, including industry or economic conditions outside of the control of Snyder’s-Lance or Diamond Foods. In addition, actual results are subject to other risks and uncertainties that relate more broadly to Snyder’s-Lance or Diamond Foods’ overall business, including those more fully described in Snyder’s-Lance filings with the SEC including its annual report on Form 10-K for the fiscal year ended January 3, 2015, and its most recent quarterly report filed on Form 10-Q for the quarter year ended July 4, 2015, and those more fully described in Diamond Foods’ filings with the SEC, including its annual report on Form 10-K for the fiscal year ended July 31, 2015.

You should not unduly rely on forward-looking statements because actual results could differ materially from those expressed in any forward-looking statements. In addition, any forward-looking statement applies only as of the date on which it is made. We do not plan to update, and undertake no obligation to update, any forward-looking statements to reflect events or circumstances that occur after the date on which those statements are made, or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find it

In connection with the proposed transaction between Diamond Foods, Inc. (“Diamond Foods”) and Snyder’s-Lance, Inc. (“Snyder’s-Lance”), Diamond Foods and Snyder’s-Lance intend to file a joint proxy statement/prospectus and relevant materials concerning the proposed transaction with the SEC relating to the solicitation of proxies to vote at respective special meeting of stockholders of Diamond Foods and Snyder’s-Lance to be called to approve the proposed transaction. The definitive proxy statement will be mailed to the stockholders of the Company in advance of the special meeting. STOCKHOLDERS OF Diamond Foods and SNYDER’S-LANCE ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING the DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov. Documents will also be available for free from Diamond Foods at www.diamondfoods.com and from Snyder’s-Lance’s at www.snyderlance.com.

Diamond Foods, Snyder’s-Lance and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies with respect of the proposed transaction. Information about the directors and executive officers of Diamond Foods, including their respective interest in security holding of Diamond Foods, is set forth in the proxy statement for Diamond Foods’ 2015 Annual Meeting of Stockholders, which was filed with the SEC on November 26, 2014. Information about the directors and executive officers of Snyder’s-Lance is set forth in the proxy statement for Snyder’s-Lance’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 1, 2015 and its Current Report on Form 8-K filed with the SEC on October 1, 2015. Investors may obtain additional information regarding the interest of such participants by reading the definitive joint proxy statement/prospectus regarding the transaction when it becomes available. These documents can be obtained free of charge from the sources indicated above.

Supplier Questions and Answers

1.	Who is Snyder’s Lance?

a.	Snyder’s-Lance, Inc., headquartered in Charlotte, NC, manufactures and markets snack foods throughout the United States and internationally. Snyder’s-Lance’s products include pretzels, sandwich crackers, pretzel crackers, potato chips, cookies, tortilla chips, restaurant style crackers and other snacks. Snyder’s-Lance has manufacturing facilities in North Carolina, Pennsylvania, Indiana, Georgia, Arizona, Massachusetts, Florida, Ohio and Wisconsin. Products are sold under the Snyder’s of Hanover®, Lance®, Cape Cod®, Snack Factory® Pretzel Crisps®, Late July®, Krunchers!®, Tom’s®, Archway®, Jays®, Stella D’oro®, Eatsmart™, O-Ke-Doke®, and other brand names along with a number of third party brands. Products are distributed nationally through grocery and mass merchandisers, convenience stores, club stores, food service outlets and other channels.

b.	Snyder’s Lance is our DSD distribution partner for Kettle into several grocers in various parts of the U.S.

2.	Why is Snyder’s-Lance acquiring Diamond?

a.	We received an offer from Snyder’s that our Board felt was in the best interests of our shareholders to accept. The combined companies have a complementary set of snack brands, serve complementary geographies and would operate with enhanced operational scale to compete with companies much larger than we are today. The combined company would in a stronger position to take advantage of the trend toward more snacking and compete with greater innovation and shelf presence than Diamond on its own. Diamond management believes this combination will be better for shareholders than a standalone Diamond would be.

b.	Snyder’s offer was very attractive and the businesses are quite complementary in terms of brands, geography and channels and the synergies and enhanced operational scale that the combination offers is compelling. Snyder’s has a diverse and high quality set of brands, including Pretzel Crisps, Cape Cod, Late July and Snyder’s of Hanover pretzels; the combined entity offers a diverse set of on trend snack brands.

3.	What is going to happen over the next few months?

a.	Between today’s announcement and the close of the transaction, which could be 4-7 months, it will be business as usual for Diamond employees. We must continue to focus on our responsibilities and serve our customers with the same level of energy and professionalism as we have in the past. When we have more information to share regarding post-closing plans, we will communicate with you.

4.	Will this affect our business relationship with you?

a.	Until closing, Diamond and Snyder’s will continue to operate the businesses independently. Diamond will be operating as business as usual. You will continue to send invoices to Diamond and receive payments from Diamond until closing. You will continue to interact with your usual Diamond team member until closing.

b.	Once we learn more about the post-closing operations, we will communicate with you as soon as we can.

c.	The combined company will ultimately be a much larger entity than Diamond was, so you could be interacting with a company with a more diverse portfolio.

5.	Does this provide us with an opportunity for new business?

a.	As a larger company there may be more opportunities for you in the future.

Cautionary Statement Regarding Forward-Looking Statements

The foregoing paragraphs contain forward-looking statements that involve estimates, assumptions, risks and uncertainties. Any statements about expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. Words or phrases such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects,” “may,” “will,” “should,” “continue,” “ongoing,” “future,” “potential” and similar words or phrases identify forward-looking statements. The forward-looking statements in this document address a variety of subjects including, for example, the expected date of closing of the acquisition and the potential benefits of the merger. Forward-looking statements involve estimates, assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from the forward-looking statements: the risk that the transaction will not close when expected or at all; the risk that the operations of the two companies will not be integrated successfully; failure to achieve the anticipated benefits and synergies of the transaction; the risk that Snyder’s-Lance or Diamond Foods’ business will be adversely impacted during the pendency of the transaction; costs associated with the transaction; matters arising in connection with the parties’ efforts to comply with and satisfy applicable regulatory approvals and closing conditions relating to the transaction; and other events that may adversely impact the completion of the transaction, including industry or economic conditions outside of the control of Snyder’s-Lance or Diamond Foods. In addition, actual results are subject to other risks and uncertainties that relate more broadly to Snyder’s-Lance or Diamond Foods’ overall business, including those more fully described in Snyder’s-Lance filings with the SEC including its annual report on Form 10-K for the fiscal year ended January 3, 2015, and its most recent quarterly report filed on Form 10-Q for the quarter year ended July 4, 2015, and those more fully described in Diamond Foods’ filings with the SEC, including its annual report on Form 10-K for the fiscal year ended July 31, 2015.

You should not unduly rely on forward-looking statements because actual results could differ materially from those expressed in any forward-looking statements. In addition, any forward-looking statement applies only as of the date on which it is made. We do not plan to update, and undertake no obligation to update, any forward-looking statements to reflect events or circumstances that occur after the date on which those statements are made, or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find it

In connection with the proposed transaction between Diamond Foods, Inc. (“Diamond Foods”) and Snyder’s-Lance, Inc. (“Snyder’s-Lance”), Diamond Foods and Snyder’s-Lance intend to file a joint proxy statement/prospectus and relevant materials concerning the proposed transaction with the SEC relating to the solicitation of proxies to vote at respective special meeting of stockholders of Diamond Foods and Snyder’s-Lance to be called to approve the proposed transaction. The definitive proxy statement will be mailed to the stockholders of the Company in advance of the special meeting. STOCKHOLDERS OF DIAMOND FOODS AND SNYDER’S-LANCE ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov. Documents will also be available for free from Diamond Foods at www.diamondfoods.com and from Snyder’s-Lance’s at www.snyderlance.com.

Diamond Foods, Snyder’s-Lance and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies with respect of the proposed transaction. Information about the directors and executive officers of Diamond Foods, including their respective interest in security holding of Diamond Foods, is set forth in the proxy statement for Diamond Foods’ 2015 Annual Meeting of Stockholders, which was filed with the SEC on November 26, 2014. Information about the directors and executive officers of Snyder’s-Lance is set forth in the proxy statement for Snyder’s-Lance’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 1, 2015 and its Current Report on Form 8-K filed with the SEC on October 1, 2015. Investors may obtain additional information regarding the interest of such participants by reading the definitive joint proxy statement/prospectus regarding the transaction when it becomes available. These documents can be obtained free of charge from the sources indicated above.

4.	Letter and related FAQ for Diamond growers.

The following letter was sent to our walnut growers on October 28, 2015 and the frequently asked questions (FAQs) were provided to members of our Grower Services team on October 28, 2015 to use for questions from walnut growers.

Dear Diamond Grower,

We are pleased to announce that the board of directors of Diamond Foods has agreed to accept an offer from Snyder’s Lance to buy Diamond Foods. This transaction will result in a highly complementary $2.6 billion revenue snack food focused company with a diverse portfolio of brands. The agreement was announced on October 28th. The transaction is expected to close in 4-7 months.

We believe the combination of Diamond Foods and Snyder’s Lance is in the best interests of shareholders as it creates a more diverse and complementary snacking portfolio, enhances our geographic coverage and provides a more extensive route to market for our products. Combining these two companies into one $2.6B revenue snack food focused company with an enhanced operational platform is both exciting and compelling.

Snyder’s Lance is well known on the East Coast and has a family of brands including Cape Cod potato chips, Pretzel Crisps, Late July tortilla chips, Snyder’s of Hanover pretzels and Lance sandwich crackers. Snyder’s recently acquired Baptista Bakery to enable greater product innovation. Snyder’s Direct Store Delivery network provides greater opportunities to expand in natural, c-store, food service and other channels.

Until and through the close of the transaction, you should expect business as usual from Diamond. We will continue to interact with you and focus on providing exceptional service through this period.

Snyder’s Lance has earned a solid reputation in our industry and we expect you will continue to experience the high quality of service, collaboration and partnership Diamond Foods has provided for over 100 years.

Should you have any questions or concerns, please contact me.

Best regards,

Eric Heidman

VP, Field Operations

Diamond Foods

Cautionary Statement Regarding Forward-Looking Statements

The foregoing paragraphs contain forward-looking statements that involve estimates, assumptions, risks and uncertainties. Any statements about expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. Words or phrases such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects,” “may,” “will,” “should,” “continue,” “ongoing,” “future,” “potential” and similar words or phrases identify forward-looking statements. The forward-looking statements in this document address a variety of subjects including, for example, the expected date of closing of the acquisition and the potential benefits of the merger. Forward-looking statements involve estimates, assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from the forward-looking statements: the risk that the transaction will not close when expected or at all; the risk that the operations of the two companies will not be integrated successfully; failure to achieve the anticipated benefits and synergies of the transaction; the risk that Snyder’s-Lance or Diamond Foods’ business will be adversely impacted during the pendency of the transaction; costs associated with the transaction; matters arising in connection with the parties’ efforts to comply with and satisfy applicable regulatory approvals and closing conditions relating to the transaction; and other events that may adversely impact the completion of the transaction, including industry or economic conditions outside of the control of Snyder’s-Lance or Diamond Foods. In addition, actual results are subject to other risks and uncertainties that relate more broadly to Snyder’s-Lance or Diamond Foods’ overall business, including those more fully described in Snyder’s-Lance filings with the SEC including its annual report on Form 10-K for the fiscal year ended January 3, 2015, and its most recent quarterly report filed on Form 10-Q for the quarter year ended July 4, 2015, and those more fully described in Diamond Foods’ filings with the SEC, including its annual report on Form 10-K for the fiscal year ended July 31, 2015.

You should not unduly rely on forward-looking statements because actual results could differ materially from those expressed in any forward-looking statements. In addition, any forward-looking statement applies only as of the date on which it is made. We do not plan to update, and undertake no obligation to update, any forward-looking statements to reflect events or circumstances that occur after the date on which those statements are made, or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find it

In connection with the proposed transaction between Diamond Foods, Inc. (“Diamond Foods”) and Snyder’s-Lance, Inc. (“Snyder’s-Lance”), Diamond Foods and Snyder’s-Lance intend to file a joint proxy statement/prospectus and relevant materials concerning the proposed transaction with the SEC relating to the solicitation of proxies to vote at respective special meeting of stockholders of Diamond Foods and Snyder’s-Lance to be called to approve the proposed transaction. The definitive proxy statement will be mailed to the stockholders of the Company in advance of the special meeting. STOCKHOLDERS OF DIAMOND FOODS AND SNYDER’S-LANCE ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov. Documents will also be available for free from Diamond Foods at www.diamondfoods.com and from Snyder’s-Lance’s at www.snyderlance.com.

Diamond Foods, Snyder’s-Lance and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies with respect of the proposed transaction. Information about the directors and executive officers of Diamond Foods, including their respective interest in security holding of Diamond Foods, is set forth in the proxy statement for Diamond Foods’ 2015 Annual Meeting of Stockholders, which was filed with the SEC on November 26, 2014. Information about the directors and executive officers of Snyder’s-Lance is set forth in the proxy statement for Snyder’s-Lance’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 1, 2015 and its Current Report on Form 8-K filed with the SEC on October 1, 2015. Investors may obtain additional information regarding the interest of such participants by reading the definitive joint proxy statement/prospectus regarding the transaction when it becomes available. These documents can be obtained free of charge from the sources indicated above.

Grower Questions and Answers

1.	Who is Snyder’s Lance?

a.	Snyder’s-Lance, Inc., headquartered in Charlotte, NC, manufactures and markets snack foods throughout the United States and internationally. Snyder’s-Lance’s products include pretzels, sandwich crackers, pretzel crackers, potato chips, cookies, tortilla chips, restaurant style crackers and other snacks. Snyder’s-Lance has manufacturing facilities in North Carolina, Pennsylvania, Indiana, Georgia, Arizona, Massachusetts, Florida, Ohio and Wisconsin. Products are sold under the Snyder’s of Hanover®, Lance®, Cape Cod®, Snack Factory® Pretzel Crisps®, Late July®, Krunchers!®, Tom’s®, Archway®, Jays®, Stella D’oro®, Eatsmart™, O-Ke-Doke®, and other brand names along with a number of third party brands. Products are distributed nationally through grocery and mass merchandisers, convenience stores, club stores, food service outlets and other channels.

b.	Snyder’s Lance is our DSD distribution partner for Kettle into several grocers in various parts of the U.S.

2.	Why is Snyder’s-Lance acquiring Diamond?

a.	We received an offer from Snyder’s that our Board felt was in the best interests of our shareholders to accept. The combined companies have a complementary set of snack brands, serve complementary geographies and would operate with enhanced operational scale to compete with companies much larger than we are today. The combined company would in a stronger position to take advantage of the trend toward more snacking and compete with greater innovation and shelf presence than Diamond on its own. Diamond management believes this combination will be better for shareholders than a standalone Diamond would be.

b.	Snyder’s offer was very attractive and the businesses are quite complementary in terms of brands, geography and channels and the synergies and enhanced operational scale that the combination offers is compelling. Snyder’s has a diverse and high quality set of brands, including Pretzel Crisps, Cape Cod, Late July and Snyder’s of Hanover pretzels; the combined entity offers a diverse set of on trend snack brands.

3.	What is going to happen over the next few months?

a.	Between today’s announcement and the close of the transaction, which could be 4-7 months, it will be business as usual for Diamond employees. We must continue to focus on our responsibilities and serve our customers with the same level of energy and professionalism as we have in the past. When we have more information to share regarding post-closing plans, we will communicate with you.

4.	Will this affect our business relationship with you?

a.	Until closing, Diamond and Snyder’s will continue to operate their businesses independently. Diamond will be operating in a business as usual manner. You will continue to receive payments from Diamond until closing. You will continue to interact with your usual Diamond Grower Services team member until closing.

b.	The combined company will ultimately be a much larger entity than Diamond, so you will be interacting with a company that is expected to have a stronger balance sheet and a more diverse product portfolio.

5.	Is my contract with you still in effect after the close of the transaction?

a.	Provided that on the date of the close of the transaction your contract is still in effect in accordance with its terms, the merger will not change that.

6.	Will Snyder’s Lance keep the Nut business after closing?

a.	We believe Snyder’s bought Diamond with the intention of taking advantage of all of Diamond’s brands. Their communications about the transaction highlight all of Diamond’s brands, including Emerald and Diamond of California.

7.	Will Snyder’s invest in the physical walnut operation long term?

a.	We are not certain of Snyder’s long-term plans, but they are aware of our near term capital spending plans which include investments in the Stockton facility.

b.	We believe Snyder’s bought Diamond with the intention of taking advantage of all of Diamond’s brands. Their communications about the transaction highlight all of Diamond’s brands, including Emerald and Diamond of California.

8.	Who will be making my February/March and May and June walnut payments?

a.	Up until closing, Diamond will continue to operate in a business as usual manner and will make payments to walnut growers until closing of the transaction. Post-closing, either Diamond or Snyder’s will handle payments, but they will be honored in accordance with your contract terms.

9.	Who will be setting the price I will receive for my walnuts?

a.	Diamond will be operating in a business as usual manner through the close of the transaction and will follow its current business practices. Post-closing we believe that Snyder’s will leverage Diamond employee knowledge and processes.

10.	Who will I be contracting my walnut pounds for next crop year if the transaction doesn’t close until mid-next year?

a.	You would continue to contract with Diamond through the closing date of the transaction. Contracts agreed upon and in effect before closing will be honored by the new combined entity.

11.	What will happen to the Diamond of California brand?

a.	We believe Snyder’s bought Diamond with the intention of taking advantage of all of Diamond’s brands. Their communications about the transaction highlight all of Diamond’s brands, including Emerald and Diamond of California.

12.	Will Diamond keep the Grower Advisory Board?

a.	Up until closing, Diamond will continue to operate in a business as usual manner.

b.	Post-closing, we are not certain how Snyder’s will run the business but we do know that they have been very interested in keeping personnel from Diamond who are involved in and experienced with the nut business.

13.	What happens to the current Board of Directors? Will there be any Grower representation on the Board going forward?

a.	Up until closing, Diamond will continue to operate in a business as usual manner.

b.	Post-closing, Diamond will have one board seat on the new combined entity and that seat will be held by Brian Driscoll, Diamond’s current CEO

14.	What happens to my DMND stock? Do I get Snyder’s stock? What is the process?

a.	The transaction requires approval by both Diamond’s and Snyder’s Lance’s stockholders. There are other conditions that must be met before the transaction can close. If the conditions are met, upon the closing of the transaction, each share of DMND common stock will be converted into .775 shares of Snyder’s Lance stock and $12.50. Additional information will be available when the joint proxy statement if filed with the SEC.

15.	How can I find out more about Snyder’s Lance?

a.	Snyder’s Lance is a public company. It maintains a website at snyderslance.com and it files annual reports, quarterly reports and other information with the SEC (sec.gov)

Cautionary Statement Regarding Forward-Looking Statements

The foregoing paragraphs contain forward-looking statements that involve estimates, assumptions, risks and uncertainties. Any statements about expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. Words or phrases such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects,” “may,” “will,” “should,” “continue,” “ongoing,” “future,” “potential” and similar words or phrases identify forward-looking statements. The forward-looking statements in this document address a variety of subjects including, for example, the expected date of closing of the acquisition and the potential benefits of the merger. Forward-looking statements involve estimates, assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from the forward-looking statements: the risk that the transaction will not close when expected or at all; the risk that the operations of the two companies will not be integrated successfully; failure to achieve the anticipated benefits and synergies of the transaction; the risk that Snyder’s-Lance or Diamond Foods’ business will be adversely impacted during the pendency of the transaction; costs associated with the transaction; matters arising in connection with the parties’ efforts to comply with and satisfy applicable regulatory approvals and closing conditions relating to the transaction; and other events that may adversely impact the completion of the transaction, including industry or economic conditions outside of the control of Snyder’s-Lance or Diamond Foods. In addition, actual results are subject to other risks and uncertainties that relate more broadly to Snyder’s-Lance or Diamond Foods’ overall business, including those more fully described in Snyder’s-Lance filings with the SEC including its annual report on Form 10-K for the fiscal year ended January 3, 2015, and its most recent quarterly report filed on Form 10-Q for the quarter year ended July 4, 2015, and those more fully described in Diamond Foods’ filings with the SEC, including its annual report on Form 10-K for the fiscal year ended July 31, 2015.

You should not unduly rely on forward-looking statements because actual results could differ materially from those expressed in any forward-looking statements. In addition, any forward-looking statement applies only as of the date on which it is made. We do not plan to update, and undertake no obligation to update, any forward-looking statements to reflect events or circumstances that occur after the date on which those statements are made, or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find it

In connection with the proposed transaction between Diamond Foods, Inc. (“Diamond Foods”) and Snyder’s-Lance, Inc. (“Snyder’s-Lance”), Diamond Foods and Snyder’s-Lance intend to file a joint proxy statement/prospectus and relevant materials concerning the proposed transaction with the SEC relating to the solicitation of proxies to vote at respective special meeting of stockholders of Diamond Foods and Snyder’s-Lance to be called to approve the proposed transaction. The definitive proxy statement will be mailed to the stockholders of the Company in advance of the special meeting. STOCKHOLDERS OF DIAMOND FOODS AND SNYDER’S-LANCE ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov. Documents will also be available for free from Diamond Foods at www.diamondfoods.com and from Snyder’s-Lance’s at www.snyderlance.com.

Diamond Foods, Snyder’s-Lance and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies with respect of the proposed transaction. Information about the directors and executive officers of Diamond Foods, including their respective interest in security holding of Diamond Foods, is set forth in the proxy statement for Diamond Foods’ 2015 Annual Meeting of Stockholders, which was filed with the SEC on November 26, 2014. Information about the directors and executive officers of Snyder’s-Lance is set forth in the proxy statement for Snyder’s-Lance’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 1, 2015 and its Current Report on Form 8-K filed with the SEC on October 1, 2015. Investors may obtain additional information regarding the interest of such participants by reading the definitive joint proxy statement/prospectus regarding the transaction when it becomes available. These documents can be obtained free of charge from the sources indicated above.

5.	Letter and related FAQ for Diamond customers.

The following letter was sent to certain of our customers on October 28, 2015 to inform those parties of the Transaction, and the following frequently asked questions (FAQs) were provided to members of our Sales and Customer Service teams on October 28, 2015 to use for questions from retailers.

Dear Diamond Customer,

We are pleased to announce that the board of directors of Diamond Foods has agreed to accept an offer from Snyder’s Lance to buy Diamond Foods. This transaction will result in a highly complementary $2.6 billion revenue snack food focused company with a diverse portfolio of brands. The agreement was announced on October 28th. The transaction is expected to close in 4-7 months.

We believe the combination of Diamond Foods and Snyder’s Lance is in the best interests of shareholders as it creates a more diverse and complementary snacking portfolio, enhances our geographic coverage and provides a more extensive route to market for our products. Combining these two companies into one $2.6B revenue snack food focused company with an enhanced operational platform is both exciting and compelling.

Snyder’s Lance is well known on the East Coast and has a family of brands including Cape Cod potato chips, Pretzel Crisps, Late July tortilla chips, Snyder’s of Hanover pretzels and Lance sandwich crackers. Snyder’s recently acquired Baptista Bakery to enable greater product innovation. Snyder’s Direct Store Delivery network provides greater opportunities to expand in natural, c-store, food service and other channels.

Until and through the close of the transaction, you should expect business as usual from Diamond. We will continue to interact with you and focus on providing exceptional service through this period.

Snyder’s Lance has earned a solid reputation in our industry and we expect you will continue to experience the high quality of service, collaboration and partnership Diamond Foods has provided for over 100 years.

Should you have any questions or concerns, please contact me.

Best regards,

Lloyd Johnson

EVP, Chief Sales Officer

Diamond Foods

Cautionary Statement Regarding Forward-Looking Statements

The foregoing paragraphs contain forward-looking statements that involve estimates, assumptions, risks and uncertainties. Any statements about expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. Words or phrases such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects,” “may,” “will,” “should,” “continue,” “ongoing,” “future,” “potential” and similar words or phrases identify forward-looking statements. The forward-looking statements in this document address a variety of subjects including, for example, the expected date of closing of the acquisition and the potential benefits of the merger. Forward-looking statements involve estimates, assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from the forward-looking statements: the risk that the transaction will not close when expected or at all; the risk that the operations of the two companies will not be integrated successfully; failure to achieve the anticipated benefits and synergies of the transaction; the risk that Snyder’s-Lance or Diamond Foods’ business will be adversely impacted during the pendency of the transaction; costs associated with the transaction; matters arising in connection with the parties’ efforts to comply with and satisfy applicable regulatory approvals and closing conditions relating to the transaction; and other events that may adversely impact the completion of the transaction, including industry or economic conditions outside of the control of Snyder’s-Lance or Diamond Foods. In addition, actual results are subject to other risks and uncertainties that relate more broadly to Snyder’s-Lance or Diamond Foods’ overall business, including those more fully described in Snyder’s-Lance filings with the SEC including its annual report on Form 10-K for the fiscal year ended January 3, 2015, and its most recent quarterly report filed on Form 10-Q for the quarter year ended July 4, 2015, and those more fully described in Diamond Foods’ filings with the SEC, including its annual report on Form 10-K for the fiscal year ended July 31, 2015.

You should not unduly rely on forward-looking statements because actual results could differ materially from those expressed in any forward-looking statements. In addition, any forward-looking statement applies only as of the date on which it is made. We do not plan to update, and undertake no obligation to update, any forward-looking statements to reflect events or circumstances that occur after the date on which those statements are made, or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find it

In connection with the proposed transaction between Diamond Foods, Inc. (“Diamond Foods”) and Snyder’s-Lance, Inc. (“Snyder’s-Lance”), Diamond Foods and Snyder’s-Lance intend to file a joint proxy statement/prospectus and relevant materials concerning the proposed transaction with the SEC relating to the solicitation of proxies to vote at respective special meeting of stockholders of Diamond Foods and Snyder’s-Lance to be called to approve the proposed transaction. The definitive proxy statement will be mailed to the stockholders of the Company in advance of the special meeting. STOCKHOLDERS OF DIAMOND FOODS AND SNYDER’S-LANCE ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov. Documents will also be available for free from Diamond Foods at www.diamondfoods.com and from Snyder’s-Lance’s at www.snyderlance.com.

Diamond Foods, Snyder’s-Lance and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies with respect of the proposed transaction. Information about the directors and executive officers of Diamond Foods, including their respective interest in security holding of Diamond Foods, is set forth in the proxy statement for Diamond Foods’ 2015 Annual Meeting of Stockholders, which was filed with the SEC on November 26, 2014. Information about the directors and executive officers of Snyder’s-Lance is set forth in the proxy statement for Snyder’s-Lance’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 1, 2015 and its Current Report on Form 8-K filed with the SEC on October 1, 2015. Investors may obtain additional information regarding the interest of such participants by reading the definitive joint proxy statement/prospectus regarding the transaction when it becomes available. These documents can be obtained free of charge from the sources indicated above.

Dear Diamond Customer,

We are pleased to announce that the board of directors of Diamond Foods has agreed to accept an offer from Snyder’s Lance to buy Diamond Foods. This transaction will result in a highly complementary $2.6 billion revenue snack food focused company with a diverse portfolio of brands. The agreement was announced on October 28th. The transaction is expected to close in 4-7 months.

We believe the combination of Diamond Foods and Snyder’s Lance is in the best interests of shareholders as it creates a more diverse and complementary snacking portfolio, enhances our geographic coverage and provides a more extensive route to market for our products. Combining these two companies into one $2.6B revenue snack food focused company with an enhanced operational platform is both exciting and compelling.

Snyder’s Lance is well known on the East Coast of the U.S. and has a family of brands including Cape Cod potato chips, Pretzel Crisps, Late July tortilla chips, Snyder’s of Hanover pretzels and Lance sandwich crackers. Snyder’s recently acquired Baptista Bakery to enable greater product innovation. Snyder’s Direct Store Delivery network provides greater opportunities to expand in natural, c-store, food service and other channels in the U.S.

Snyder’s does not have personnel in the UK, but has plans to grow their international sales and hopes to leverage our UK presence to bring some of their snack brands into the market.

Until and through the close of the transaction, you should expect business as usual from Diamond. We will continue to interact with you and focus on providing exceptional service through this period.

Snyder’s Lance has earned a solid reputation in the industry and we expect you will continue to experience the high quality of service, collaboration and partnership that you have had with Kettle Foods.

Should you have any questions or concerns, please contact me.

Best regards,

Ashley Hicks

Managing Director

Kettle Foods, Europe

Cautionary Statement Regarding Forward-Looking Statements

The foregoing paragraphs contain forward-looking statements that involve estimates, assumptions, risks and uncertainties. Any statements about expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. Words or phrases such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects,” “may,” “will,” “should,” “continue,” “ongoing,” “future,” “potential” and similar words or phrases identify forward-looking statements. The forward-looking statements in this document address a variety of subjects including, for example, the expected date of closing of the acquisition and the potential benefits of the merger. Forward-looking statements involve estimates, assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from the forward-looking statements: the risk that the transaction will not close when expected or at all; the risk that the operations of the two companies will not be integrated successfully; failure to achieve the anticipated benefits and synergies of the transaction; the risk that Snyder’s-Lance or Diamond Foods’ business will be adversely impacted during the pendency of the transaction; costs associated with the transaction; matters arising in connection with the parties’ efforts to comply with and satisfy applicable regulatory approvals and closing conditions relating to the transaction; and other events that may adversely impact the completion of the transaction, including industry or economic conditions outside of the control of Snyder’s-Lance or Diamond Foods. In addition, actual results are subject to other risks and uncertainties that relate more broadly to Snyder’s-Lance or Diamond Foods’ overall business, including those more fully described in Snyder’s-Lance filings with the SEC including its annual report on Form 10-K for the fiscal year ended January 3, 2015, and its most recent quarterly report filed on Form 10-Q for the quarter year ended July 4, 2015, and those more fully described in Diamond Foods’ filings with the SEC, including its annual report on Form 10-K for the fiscal year ended July 31, 2015.

You should not unduly rely on forward-looking statements because actual results could differ materially from those expressed in any forward-looking statements. In addition, any forward-looking statement applies only as of the date on which it is made. We do not plan to update, and undertake no obligation to update, any forward-looking statements to reflect events or circumstances that occur after the date on which those statements are made, or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find it

In connection with the proposed transaction between Diamond Foods, Inc. (“Diamond Foods”) and Snyder’s-Lance, Inc. (“Snyder’s-Lance”), Diamond Foods and Snyder’s-Lance intend to file a joint proxy statement/prospectus and relevant materials concerning the proposed transaction with the SEC relating to the solicitation of proxies to vote at respective special meeting of stockholders of Diamond Foods and Snyder’s-Lance to be called to approve the proposed transaction. The definitive proxy statement will be mailed to the stockholders of the Company in advance of the special meeting. STOCKHOLDERS OF Diamond Foods and SNYDER’S-LANCE ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING the DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov. Documents will also be available for free from Diamond Foods at www.diamondfoods.com and from Snyder’s-Lance’s at www.snyderlance.com.

Diamond Foods, Snyder’s-Lance and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies with respect of the proposed transaction. Information about the directors and executive officers of Diamond Foods, including their respective interest in security holding of Diamond Foods, is set forth in the proxy statement for Diamond Foods’ 2015 Annual Meeting of Stockholders, which was filed with the SEC on November 26, 2014. Information about the directors and executive officers of Snyder’s-Lance is set forth in the proxy statement for Snyder’s-Lance’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 1, 2015 and its Current Report on Form 8-K filed with the SEC on October 1, 2015. Investors may obtain additional information regarding the interest of such participants by reading the definitive joint proxy statement/prospectus regarding the transaction when it becomes available. These documents can be obtained free of charge from the sources indicated above.

Customer Questions and Answers

1.	Who is Snyder’s Lance?

a.	Snyder’s-Lance, Inc., headquartered in Charlotte, NC, manufactures and markets snack foods throughout the United States and internationally. Snyder’s-Lance’s products include pretzels, sandwich crackers, pretzel crackers, potato chips, cookies, tortilla chips, restaurant style crackers and other snacks. Snyder’s-Lance has manufacturing facilities in North Carolina, Pennsylvania, Indiana, Georgia, Arizona, Massachusetts, Florida, Ohio and Wisconsin. Products are sold under the Snyder’s of Hanover®, Lance®, Cape Cod®, Snack Factory® Pretzel Crisps®, Late July®, Krunchers!®, Tom’s®, Archway®, Jays®, Stella D’oro®, Eatsmart™, O-Ke-Doke®, and other brand names along with a number of third party brands. Products are distributed nationally through grocery and mass merchandisers, convenience stores, club stores, food service outlets and other channels.

b.	Snyder’s Lance is our DSD distribution partner for Kettle into several grocers in various parts of the U.S.

2.	Why is Snyder’s-Lance acquiring Diamond?

a.	We received an offer from Snyder’s that our Board felt was in the best interests of our shareholders to accept. The combined companies have a complementary set of snack brands, serve complementary geographies and would operate with enhanced operational scale to compete with companies much larger than we are today. The combined company would in a stronger position to take advantage of the trend toward more snacking and compete with greater innovation and shelf presence than Diamond on its own. Diamond management believes this combination will be better for shareholders than a standalone Diamond would be.

b.	Snyder’s offer was very attractive and the businesses are quite complementary in terms of brands, geography and channels and the synergies and enhanced operational scale that the combination offers is compelling. Snyder’s has a diverse and high quality set of brands, including Pretzel Crisps, Cape Cod, Late July and Snyder’s of Hanover pretzels; the combined entity offers a diverse set of on trend snack brands.

3.	What is going to happen over the next few months?

a.	Between today’s announcement and the close of the transaction, which could be 4-7 months, it will be business as usual for Diamond employees. We must continue to focus on our responsibilities and serve our customers with the same level of energy and professionalism as we have in the past.

4.	Will this affect our business relationship with you?

d.	Until closing, Diamond and Snyder’s will continue to operate the businesses independently. Diamond will be operating as business as usual. You will continue to order products from Diamond and receive invoices from Diamond until closing. You will continue to interact with your usual Diamond sales representative and customer service team member until closing.

e.	The combined company will ultimately be a much larger entity than Diamond was, so you will be interacting with a company with a more diverse portfolio of snacking products.

5.	Will Snyder’s Lance keep the Diamond Nut business after closing?

b.	We believe Snyder’s bought Diamond with the intention of taking advantage of all of Diamond’s brands.

6.	Do you expect any changes in Diamond’s promotional plans over the next several months?

a.	Up until closing, Diamond will continue to operate in a business as usual manner and manage promotions as we have in the past.

7.	What if there are issues with my order for Diamond products?

a.	Diamond will be operating in a business as usual manner through the close of the transaction and will follow its current business practices. If you have any issues you can contact your sales representative or customer service team member from Diamond.

Cautionary Statement Regarding Forward-Looking Statements

The foregoing paragraphs contain forward-looking statements that involve estimates, assumptions, risks and uncertainties. Any statements about expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. Words or phrases such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects,” “may,” “will,” “should,” “continue,” “ongoing,” “future,” “potential” and similar words or phrases identify forward-looking statements. The forward-looking statements in this document address a variety of subjects including, for example, the expected date of closing of the acquisition and the potential benefits of the merger. Forward-looking statements involve estimates, assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from the forward-looking statements: the risk that the transaction will not close when expected or at all; the risk that the operations of the two companies will not be integrated successfully; failure to achieve the anticipated benefits and synergies of the transaction; the risk that Snyder’s-Lance or Diamond Foods’ business will be adversely impacted during the pendency of the transaction; costs associated with the transaction; matters arising in connection with the parties’ efforts to comply with and satisfy applicable regulatory approvals and closing conditions relating to the transaction; and other events that may adversely impact the completion of the transaction, including industry or economic conditions outside of the control of Snyder’s-Lance or Diamond Foods. In addition, actual results are subject to other risks and uncertainties that relate more broadly to Snyder’s-Lance or Diamond Foods’ overall business, including those more fully described in Snyder’s-Lance filings with the SEC including its annual report on Form 10-K for the fiscal year ended January 3, 2015, and its most recent quarterly report filed on Form 10-Q for the quarter year ended July 4, 2015, and those more fully described in Diamond Foods’ filings with the SEC, including its annual report on Form 10-K for the fiscal year ended July 31, 2015.

You should not unduly rely on forward-looking statements because actual results could differ materially from those expressed in any forward-looking statements. In addition, any forward-looking statement applies only as of the date on which it is made. We do not plan to update, and undertake no obligation to update, any forward-looking statements to reflect events or circumstances that occur after the date on which those statements are made, or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find it

In connection with the proposed transaction between Diamond Foods, Inc. (“Diamond Foods”) and Snyder’s-Lance, Inc. (“Snyder’s-Lance”), Diamond Foods and Snyder’s-Lance intend to file a joint proxy statement/prospectus and relevant materials concerning the proposed transaction with the SEC relating to the solicitation of proxies to vote at respective special meeting of stockholders of Diamond Foods and Snyder’s-Lance to be called to approve the proposed transaction. The definitive proxy statement will be mailed to the stockholders of the Company in advance of the special meeting. STOCKHOLDERS OF DIAMOND FOODS AND SNYDER’S-LANCE ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov. Documents will also be available for free from Diamond Foods at www.diamondfoods.com and from Snyder’s-Lance’s at www.snyderlance.com.

Diamond Foods, Snyder’s-Lance and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies with respect of the proposed transaction. Information about the directors and executive officers of Diamond Foods, including their respective interest in security holding of Diamond Foods, is set forth in the proxy statement for Diamond Foods’ 2015 Annual Meeting of Stockholders, which was filed with the SEC on November 26, 2014. Information about the directors and executive officers of Snyder’s-Lance is set forth in the proxy statement for Snyder’s-Lance’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 1, 2015 and its Current Report on Form 8-K filed with the SEC on October 1, 2015. Investors may obtain additional information regarding the interest of such participants by reading the definitive joint proxy statement/prospectus regarding the transaction when it becomes available. These documents can be obtained free of charge from the sources indicated above.

6.	FAQ for Diamond consumers.

The following frequently asked questions (FAQs) were provided to members of our Consumer Affairs team on October 28, 2015 to use for questions from consumers that might come into our website or 800 number.

Consumer Questions and Answers

1.	Who is Snyder’s Lance?

a.	Snyder’s-Lance, Inc., headquartered in Charlotte, NC, manufactures and markets snack foods throughout the United States and internationally. Snyder’s-Lance’s products include pretzels, sandwich crackers, pretzel crackers, potato chips, cookies, tortilla chips, restaurant style crackers and other snacks. Snyder’s-Lance has manufacturing facilities in North Carolina, Pennsylvania, Indiana, Georgia, Arizona, Massachusetts, Florida, Ohio and Wisconsin. Products are sold under the Snyder’s of Hanover®, Lance®, Cape Cod®, Snack Factory® Pretzel Crisps®, Late July®, Krunchers!®, Tom’s®, Archway®, Jays®, Stella D’oro®, Eatsmart™, O-Ke-Doke®, and other brand names along with a number of third party brands. Products are distributed nationally through grocery and mass merchandisers, convenience stores, club stores, food service outlets and other channels.

b.	Snyder’s Lance is our DSD distribution partner for Kettle into several grocers in various parts of the U.S.

2.	Why is Snyder’s-Lance acquiring Diamond?

a.	We received an offer from Snyder’s that our Board felt was in the best interests of our shareholders to accept. The combined companies have a complementary set of snack brands, serve complementary geographies and would operate with enhanced operational scale to compete with companies much larger than we are today. The combined company would in a stronger position to take advantage of the trend toward more snacking and compete with greater innovation and shelf presence than Diamond on its own. Diamond management believes this combination will be better for shareholders than a standalone Diamond would be.

b.	Snyder’s offer was very attractive and the businesses are quite complementary in terms of brands, geography and channels and the synergies and enhanced operational scale that the combination offers is compelling. Snyder’s has a diverse and high quality set of brands, including Pretzel Crisps, Cape Cod, Late July and Snyder’s of Hanover pretzels; the combined entity offers a diverse set of on trend snack brands.

3.	What is going to happen over the next few months?

a.	Between today’s announcement and the close of the transaction, which could be 4-7 months, it will be business as usual for Diamond employees. We must continue to focus on our responsibilities and serve our customers with the same level of energy and professionalism as we have in the past. When we have more information to share regarding post-closing plans, we will communicate with you.

4.	Will this affect the products I buy from you?

a. Until closing, Diamond and Snyder’s will continue to operate the businesses independently. Diamond will be operating business as usual. You will continue to see our products where you normally see them and you should expect the same high quality products we have delivered in the past.

5.	Will Snyder’s change the way they make your products?

a.	We believe Snyder’s bought Diamond with the intention of taking advantage of the quality of Diamond’s brands. We have no reason to believe they want to change the way our products are made or change what our brands stand for.

6.	Will Snyder’s change the Kettle Brand in any way?

c.	We believe Snyder’s bought Diamond with the intention of taking advantage of the quality of Diamond’s brands, including Kettle. We have no reason to believe they want to change the way Kettle is made or change what the brand stands for.

Cautionary Statement Regarding Forward-Looking Statements

The foregoing paragraphs contain forward-looking statements that involve estimates, assumptions, risks and uncertainties. Any statements about expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. Words or phrases such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects,” “may,” “will,” “should,” “continue,” “ongoing,” “future,” “potential” and similar words or phrases identify forward-looking statements. The forward-looking statements in this document address a variety of subjects including, for example, the expected date of closing of the acquisition and the potential benefits of the merger. Forward-looking statements involve estimates, assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from the forward-looking statements: the risk that the transaction will not close when expected or at all; the risk that the operations of the two companies will not be integrated successfully; failure to achieve the anticipated benefits and synergies of the transaction; the risk that Snyder’s-Lance or Diamond Foods’ business will be adversely impacted during the pendency of the transaction; costs associated with the transaction; matters arising in connection with the parties’ efforts to comply with and satisfy applicable regulatory approvals and closing conditions relating to the transaction; and other events that may adversely impact the completion of the transaction, including industry or economic conditions outside of the control of Snyder’s-Lance or Diamond Foods. In addition, actual results are subject to other risks and uncertainties that relate more broadly to Snyder’s-Lance or Diamond Foods’ overall business, including those more fully described in Snyder’s-Lance filings with the SEC including its annual report on Form 10-K for the fiscal year ended January 3, 2015, and its most recent quarterly report filed on Form 10-Q for the quarter year ended July 4, 2015, and those more fully described in Diamond Foods’ filings with the SEC, including its annual report on Form 10-K for the fiscal year ended July 31, 2015.

You should not unduly rely on forward-looking statements because actual results could differ materially from those expressed in any forward-looking statements. In addition, any forward-looking statement applies only as of the date on which it is made. We do not plan to update, and undertake no obligation to update, any forward-looking statements to reflect events or circumstances that occur after the date on which those statements are made, or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find it

In connection with the proposed transaction between Diamond Foods, Inc. (“Diamond Foods”) and Snyder’s-Lance, Inc. (“Snyder’s-Lance”), Diamond Foods and Snyder’s-Lance intend to file a joint proxy statement/prospectus and relevant materials concerning the proposed transaction with the SEC relating to the solicitation of proxies to vote at respective special meeting of stockholders of Diamond Foods and Snyder’s-Lance to be called to approve the proposed transaction. The definitive proxy statement will be mailed to the stockholders of the Company in advance of the special meeting. STOCKHOLDERS OF DIAMOND FOODS AND SNYDER’S-LANCE ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov. Documents will also be available for free from Diamond Foods at www.diamondfoods.com and from Snyder’s-Lance’s at www.snyderlance.com.

Diamond Foods, Snyder’s-Lance and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies with respect of the proposed transaction. Information about the directors and executive officers of Diamond Foods, including their respective interest in security holding of Diamond Foods, is set forth in the proxy statement for Diamond Foods’ 2015 Annual Meeting of Stockholders, which was filed with the SEC on November 26, 2014. Information about the directors and executive officers of Snyder’s-Lance is set forth in the proxy statement for Snyder’s-Lance’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 1, 2015 and its Current Report on Form 8-K filed with the SEC on October 1, 2015. Investors may obtain additional information regarding the interest of such participants by reading the definitive joint proxy statement/prospectus regarding the transaction when it becomes available. These documents can be obtained free of charge from the sources indicated above.

7.	Letter to Teamster representatives

The following letter was provided to representatives of our union workers on October 28, 2015.

Dear Ashley and Pablo,

We are pleased to announce that the board of directors of Diamond Foods has agreed to accept an offer from Snyder’s Lance to buy Diamond Foods. This transaction will result in a highly complementary $2.6 billion revenue snack food focused company with a diverse portfolio of brands. The agreement was announced today and the press release will be available on our website. The transaction is expected to close in 4-7 months.

We believe the combination of Diamond Foods and Snyder’s Lance is in the best interests of shareholders as it creates a more diverse and complementary snacking portfolio, enhances our geographic coverage and provides a more extensive route to market for our products. Combining these two companies into one $2.6B revenue snack food focused company with an enhanced operational platform is both exciting and compelling.

Snyder’s Lance is well known on the East Coast and has a family of brands including Cape Cod potato chips, Pretzel Crisps, Late July tortilla chips, Snyder’s of Hanover pretzels and Lance sandwich crackers. Snyder’s recently acquired Baptista Bakery to enable greater product innovation. Snyder’s Direct Store Delivery network provides greater opportunities to expand in natural, c-store, food service and other channels.

At this time, we don’t know Snyder’s plans for integration of the two companies, but they will be forming integration teams and we will work with them at the appropriate time to ensure a smooth close and integration process. When we have more information to share regarding post-closing plans, we will communicate with you.

Until and through the close of the transaction, you should expect business as usual from Diamond. We are still responsible for delivering against our goals and providing customers and consumers with the products they expect from us.

Should you have any questions, please contact me.

Best regards,

Hector Bolaños

Senior Director, HR

Diamond Foods

Cautionary Statement Regarding Forward-Looking Statements

The foregoing paragraphs contain forward-looking statements that involve estimates, assumptions, risks and uncertainties. Any statements about expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. Words or phrases such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects,” “may,” “will,” “should,” “continue,” “ongoing,” “future,” “potential” and similar words or phrases identify forward-looking statements. The forward-looking statements in this document address a variety of subjects including, for example, the expected date of closing of the acquisition and the potential benefits of the merger. Forward-looking statements involve estimates, assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from the forward-looking statements: the risk that the transaction will not close when expected or at all; the risk that the operations of the two companies will not be integrated successfully; failure to achieve the anticipated benefits and synergies of the transaction; the risk that Snyder’s-Lance or Diamond Foods’ business will be adversely impacted during the pendency of the transaction; costs associated with the transaction; matters arising in connection with the parties’ efforts to comply with and satisfy applicable regulatory approvals and closing conditions relating to the transaction; and other events that may adversely impact the completion of the transaction, including industry or economic conditions outside of the control of Snyder’s-Lance or Diamond Foods. In addition, actual results are subject to other risks and uncertainties that relate more broadly to Snyder’s-Lance or Diamond Foods’ overall business, including those more fully described in Snyder’s-Lance filings with the SEC including its annual report on Form 10-K for the fiscal year ended January 3, 2015, and its most recent quarterly report filed on Form 10-Q for the quarter year ended July 4, 2015, and those more fully described in Diamond Foods’ filings with the SEC, including its annual report on Form 10-K for the fiscal year ended July 31, 2015.

You should not unduly rely on forward-looking statements because actual results could differ materially from those expressed in any forward-looking statements. In addition, any forward-looking statement applies only as of the date on which it is made. We do not plan to update, and undertake no obligation to update, any forward-looking statements to reflect events or circumstances that occur after the date on which those statements are made, or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find it

In connection with the proposed transaction between Diamond Foods, Inc. (“Diamond Foods”) and Snyder’s-Lance, Inc. (“Snyder’s-Lance”), Diamond Foods and Snyder’s-Lance intend to file a joint proxy statement/prospectus and relevant materials concerning the proposed transaction with the SEC relating to the solicitation of proxies to vote at respective special meeting of stockholders of Diamond Foods and Snyder’s-Lance to be called to approve the proposed transaction. The definitive proxy statement will be mailed to the stockholders of the Company in advance of the special meeting. STOCKHOLDERS OF DIAMOND FOODS AND SNYDER’S-LANCE ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov. Documents will also be available for free from Diamond Foods at www.diamondfoods.com and from Snyder’s-Lance’s at www.snyderlance.com.

Diamond Foods, Snyder’s-Lance and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies with respect of the proposed transaction. Information about the directors and executive officers of Diamond Foods, including their respective interest in security holding of Diamond Foods, is set forth in the proxy statement for Diamond Foods’ 2015 Annual Meeting of Stockholders, which was filed with the SEC on November 26, 2014. Information about the directors and executive officers of Snyder’s-Lance is set forth in the proxy statement for Snyder’s-Lance’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 1, 2015 and its Current Report on Form 8-K filed with the SEC on October 1, 2015. Investors may obtain additional information regarding the interest of such participants by reading the definitive joint proxy statement/prospectus regarding the transaction when it becomes available. These documents can be obtained free of charge from the sources indicated above.

8.	Email to Diamond hourly associates

We are pleased to announce that the board of directors of Diamond Foods has agreed to accept an offer from Snyder’s Lance to buy Diamond Foods. This transaction will result in a highly complementary $2.6 billion revenue snack food focused company with a diverse portfolio of brands. The agreement was announced today and the press release will be available on our website. The transaction is expected to close in 4-7 months.

We believe the combination of Diamond Foods and Snyder’s Lance is in the best interests of shareholders as it creates a more diverse and complementary snacking portfolio, enhances our geographic coverage and provides a more extensive route to market for our products. Combining these two companies into one $2.6B revenue snack food focused company with an enhanced operational platform is both exciting and compelling.

Snyder’s Lance is well known on the East Coast and has a family of brands including Cape Cod potato chips, Pretzel Crisps, Late July tortilla chips, Snyder’s of Hanover pretzels and Lance sandwich crackers. Snyder’s recently acquired Baptista Bakery to enable greater product innovation. Snyder’s Direct Store Delivery network provides greater opportunities to expand in natural, c-store, food service and other channels.

At this time, we don’t know Snyder’s plans for integration of the two companies, but they will be forming integration teams and we will work with them at the appropriate time to ensure a smooth close and integration process. When we have more information to share regarding post-closing plans, we will communicate with you.

Until and through the close of the transaction, you should expect business as usual from Diamond. We are still responsible for delivering against our goals and providing customers and consumers with the products they expect from us.

Cautionary Statement Regarding Forward-Looking Statements

The foregoing paragraphs contain forward-looking statements that involve estimates, assumptions, risks and uncertainties. Any statements about expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. Words or phrases such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects,” “may,” “will,” “should,” “continue,” “ongoing,” “future,” “potential” and similar words or phrases identify forward-looking statements. The forward-looking statements in this document address a variety of subjects including, for example, the expected date of closing of the acquisition and the potential benefits of the merger. Forward-looking statements involve estimates, assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from the forward-looking statements: the risk that the transaction will not close when expected or at all; the risk that the operations of the two companies will not be integrated successfully; failure to achieve the anticipated benefits and synergies of the transaction; the risk that Snyder’s-Lance or Diamond Foods’ business will be adversely impacted during the pendency of the transaction; costs associated with the transaction; matters arising in connection with the parties’ efforts to comply with and satisfy applicable regulatory approvals and closing conditions relating to the transaction; and other events that may adversely impact the completion of the transaction, including industry or economic conditions outside of the control of Snyder’s-Lance or Diamond Foods. In addition, actual results are subject to other risks and uncertainties that relate more broadly to Snyder’s-Lance or Diamond Foods’ overall business, including those more fully described in Snyder’s-Lance filings with the SEC including its annual report on Form 10-K for the fiscal year ended January 3, 2015, and its most recent quarterly report filed on Form 10-Q for the quarter year ended July 4, 2015, and those more fully described in Diamond Foods’ filings with the SEC, including its annual report on Form 10-K for the fiscal year ended July 31, 2015.

You should not unduly rely on forward-looking statements because actual results could differ materially from those expressed in any forward-looking statements. In addition, any forward-looking statement applies only as of the date on which it is made. We do not plan to update, and undertake no obligation to update, any forward-looking statements to reflect events or circumstances that occur after the date on which those statements are made, or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find it

In connection with the proposed transaction between Diamond Foods, Inc. (“Diamond Foods”) and Snyder’s-Lance, Inc. (“Snyder’s-Lance”), Diamond Foods and Snyder’s-Lance intend to file a joint proxy statement/prospectus and relevant materials concerning the proposed transaction with the SEC relating to the solicitation of proxies to vote at respective special meeting of stockholders of Diamond Foods and Snyder’s-Lance to be called to approve the proposed transaction. The definitive proxy statement will be mailed to the stockholders of the Company in advance of the special meeting. STOCKHOLDERS OF Diamond Foods and SNYDER’S-LANCE ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING the DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov. Documents will also be available for free from Diamond Foods at www.diamondfoods.com and from Snyder’s-Lance’s at www.snyderlance.com.

Diamond Foods, Snyder’s-Lance and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies with respect of the proposed transaction. Information about the directors and executive officers of Diamond Foods, including their respective interest in security holding of Diamond Foods, is set forth in the proxy statement for Diamond Foods’ 2015 Annual Meeting of Stockholders, which was filed with the SEC on November 26, 2014. Information about the directors and executive officers of Snyder’s-Lance is set forth in the proxy statement for Snyder’s-Lance’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 1, 2015 and its Current Report on Form 8-K filed with the SEC on October 1, 2015. Investors may obtain additional information regarding the interest of such participants by reading the definitive joint proxy statement/prospectus regarding the transaction when it becomes available. These documents can be obtained free of charge from the sources indicated above.